SIDLEY AUSTIN llp ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

dspies@sidley.com (312) 853 4167	FOUNDED 1866

August 27, 2010

VIA EDGAR

Ms. Sonia Gupta Barros Special Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Millburn Multi-Markets Fund L.P. (the “Registrant”) — Registration Statement on Form 10 (File No. 000-54028)

Dear Ms. Gupta Barros:

We thank you for your comment letter of July 29, 2010 relating to the Registrant’s Registration Statement on Form 10 filed on June 30, 2010.  For your convenience, the comments in your July 29, 2010 letter are set forth verbatim below, together with responses thereto.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  At that time you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  We will, however, continue to review your filing Form 10 until all of our comments have been addressed.

Noted.  Thank you.

2.
We note that you have filed this registration statement pursuant to Section 12(g) of the Exchange Act.  Based on the number of your record holders and asset levels, it appears that your filing of this Form 10 is mandatory.  Please tell us when you exceeded the thresholds for mandatory filing pursuant to Section 12(g) and whether this filing was made within the required 120-day period.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Sonia Gupta Barros
August 27, 2010

The equity security holder threshold was met during calendar year 2010.  This filing is in anticipation of the compulsion to file expected to arise on December 31, 2010, the last day of the Registrant’s current fiscal year.

3.
Please tell us whether this registration statement is subject to U.S. Commodities Futures Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

The disclosure regimes of the SEC with respect to registration statements and that of the Commodity Futures Trading Commission (“CFTC”) and National Futures Association (“NFA”) with respect to commodity pool solicitation documents are different from each other and, at least in the case of registration statements filed under the Securities Exchange Act of 1934 (the “1934 Act”), serve different purposes.  As a general matter, we are not aware of any section of the Commodity Exchange Act, regulation of the CFTC or rule of NFA that references securities registration under the 1934 Act.  This registration statement will not be (and Forms 10 filed by commodity pools generally are not) used to solicit investors and, accordingly, is not subject to the disclosure regime of the CFTC/NFA, and is not required to be submitted, has not been submitted, and will not be submitted, for review to NFA.

4.
Please advise us why you believe the fund is not an investment company subject to registration and regulation under the Investment Company Act.  We note you may hold investments such as forward contracts and swaps.  Please note that we will refer your response to the Division of Investment Management for further review.

The Registrant is not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”) because the Registrant is an issuer primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  The Registrant is primarily engaged in the business of investing, reinvesting and trading in commodity interests.  Therefore, the Registrant is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act, as interpreted in a line of SEC No-Action Letters applying this exclusion to commodity pools.  See, Managed Futures Association, 1996 SEC No-Act. LEXIS 623 (July 15, 1996); Ft. Tryon Futures Fund Limited Partnership, 1990 SEC No-Act. LEXIS 1192 (August 16, 1990); E. F. Hutton and Company, Inc., 1983 SEC No-Act. LEXIS 2655 (July 22, 1983); Peavey Commodity Funds I, II and III, 1983 SEC No-Act. LEXIS 2576 (June 2, 1983).  (These No-Action Letters will be referred to collectively on occasion in this response as the “Peavey No-Action Letters.”)  The use of forward agreements, swaps and other over-the-counter derivatives that reference commodities is common practice for commodity pools, and the Staff of the Division of Investment Management has never challenged the 1940 Act status of a commodity pool by reason of its use of such instruments.  Indeed, the use of such instruments by commodity pools is commonplace and routine, including by numerous commodity pools reviewed by the Staff over the past several decades that this Firm has been involved in the representation of the sponsors of such pools.

Ms. Sonia Gupta Barros
August 27, 2010

The Peavey No Action Letters

We set forth below certain pertinent excerpts from the Peavey No-Action Letters setting forth the principles enumerated by the Staff in analyzing whether a commodity pool is “primarily engaged … in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities” within the meaning of Section 3(b)(1) of the 1940 Act.  These are the principles applicable to the Registrant and to the analysis of the Registrant’s status under the 1940 Act.

The Registrant has been specifically modeled after the advice of the Division of Investment Management in Peavey Commodity Funds I, II and III:

“In determining whether an entity which invests in futures, including futures in exempted securities and futures on indices of securities, and options on such futures, is otherwise an investment company, one must determine first whether the entity is otherwise within the definition of an investment company contained in section 3(a) of the Investment Company Act.  Generally, this would require a determination of whether the entity was, otherwise than by its investment in such futures or options on such futures, either primarily engaged in investing in securities so as to be an investment company under section 3(a)(1) [now Section 3(a)(1)(A)], of the Investment Company Act, or on an entity with more than 40 percent of its total assets (exclusive of Government securities and cash items) in investment securities so as to be an investment company within section 3(a)(3) [now Section 3(a)(1)(C)], of the Investment Company Act.

If the entity was not an investment company within the meaning of section 3(a)(1), but was within 3(a)(3), the entity would, nevertheless, still not be an investment company if it was excepted by section 3(b)(1) as an entity which was primarily engaged, directly or through a wholly-owned subsidiary, in a business or businesses other than trading in securities.  In applying this provision to an entity engaged in investing in the aforementioned futures, we would, in accord with section 2(a)(1) of the CEA, consider the entity not to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures.

In determining an entity’s primary engagement one usually looks to the composition of its assets, the sources of its income, the activities of its officers and employees, its representations, and its historical development.  The first two of these factors are usually regarded as the most telling.  However, it has been recognized that with respect to a commodity pool, a snapshot picture of its balance sheet contrasting the value of its futures contracts (unrealized gain on such contracts) with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.  In other words, the fact that such an entity, otherwise than by reason of its investment in futures, has more than 50 percent of its assets in securities would not necessarily indicate that it is primarily engaged in investing in securities.  See, Alpha-Delta Fund (pub. avail. May 4, 1976).

Ms. Sonia Gupta Barros
August 27, 2010

In determining whether an entity investing in futures was otherwise primarily engaged in the business of investing in securities, we would consider of first importance the area of business in which the entity anticipates realization of the greatest gains and exposure to the largest risk of loss.  Thus, at least with respect to such a company, a company’s intentions are of great importance in determining its primary business.  However, a company’s real intentions may be revealed by its operations and, therefore, its gains and losses in futures trading, in comparison to its gains and losses on its government securities and other securities would be relevant to a determination of the company’s primary business.  Such a comparison on an annual, or other suitable basis, may be more revealing of a company’s primary business than a comparison of the company’s net gains or losses in futures and options of [on] futures trading with its net gains or losses in investing in securities, otherwise than by reason of investing in futures and options and options on futures, which figures would be affected by the company’s relative degree of success in these different areas.”

In Managed Futures Association, the Staff articulated the analysis required to determine the primary business of a commodity pool very clearly.

“Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] in view of the nature of their business.  A commodity pool that meets the definition of investment company in Section 3(a)(3) nonetheless may be excluded by Section 3(b) of the Investment Company Act.  Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

Ms. Sonia Gupta Barros
August 27, 2010

In Tonopah Mining Co. of Nevada (“Tonopah”), the Commission adopted a five factor analysis for determining an issuer’s primary business for purposes of assessing the issuer’s status under the Investment Company Act.  Although the Commission decided Tonopah under Section 3(b)(2) of the Investment Company Act, the same factors are relevant to determining an issuer’s primary business under Section 3(b)(1).  These factors are:  (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the source of its present income.  In Tonopah, the Commission accorded the fourth and fifth factors the most weight.

The staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the Investment Company Act.  The staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss.  In our view, therefore, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

The SEC Staff has made it clear that an entity coming within Section 3(b)(1) would also not be an investment company within the meaning of Section 3(a)(1) [now Section 3(a)(1)(A)].  “A resolution of AIDC’s status under one of these sections will also resolve its status under the other section.” Australian Industry Development Corporation, 1980 SEC No-Act. LEXIS 3581 (August 11, 1980).  Consequently, if the Registrant qualifies for the Section 3(b)(1) exclusion from “investment company” status under Section 3(a)(3) [now Section 3(a)(1)(C)], it should also not constitute an “investment company” under Section 3(a)(1) [now Section 3(a)(1)(A)].  Section 3(b)(1) is, by its terms, more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)] in that the exclusion of Section 3(b)(1) applies to entities which are primarily engaged in a business other than “investing, reinvesting, owning, holding, or trading, in securities,” whereas Section 3(a)(1) [now Section 3(a)(1)(A)] refers only to “investing, reinvesting, or trading, in securities.”  The Staff has recognized that this difference in language can support a finding that an entity is not an investment company under Section 3(a)(1) [now Section 3(a)(1)(A)] because its primary business would be owning or holding securities rather than investing, reinvesting, or trading in them.  See Dean Witter Principal Guaranteed Fund III L.P., 1992 SEC No-Act. LEXIS 889 (July 23, 1992).  As Section 3(b)(1) is more expansive than Section 3(a)(1) [now Section 3(a)(1)(A)], if an issuer qualifies for the Section 3(b)(1) exclusion from Section 3(a)(3) “investment company” status, such issuer should also be excluded from the Section 3(a)(1) [now Section 3(a)(1)(A)] definition of “investment company.”

Ms. Sonia Gupta Barros
August 27, 2010

Analysis of the Registrant in light of Peavey

The Registrant looks primarily to commodity interests as its principal intended source of gains and anticipates that commodity interests present the primary risk of loss.  The term “commodity” is defined in Section 1(a)(4) of the Commodity Exchange Act and means, in addition to various enumerated agricultural commodities and other goods and articles (excluding onions), “all services, rights and interests in which contracts for future delivery are presently or in the future dealt in.”  Consequently, the “services, rights and interests” from which the Registrant’s forward contracts and swap contracts, if any, derive their value clearly are commodities within the meaning of the Commodity Exchange Act, as they derive their value from the same or substantially similar “services rights and interests” as exchange-traded futures.  The Staff’s guidance in Peavey Commodity Funds I, II and III specifically refers to “futures, including futures in exempted securities and futures on indices of securities, and options on such futures,” clearly illustrating the Staff’s understanding that the term “commodity” is not limited to agricultural commodities and other goods and articles (excluding onions).  In Managed Futures Association, the staff speaks of the pool’s investments or trading in “commodity interests,” not just futures and options on futures, clearly illustrating that the Staff’s understanding of the term “commodity interests” is not limited to exchange-traded futures and options on futures.  In fact, many commodity pools routinely use forwards, swaps and other over-the-counter derivatives that derive their value from a reference asset that is not presently the reference asset for any exchange-traded future.  A good example is emerging markets currencies.  Indeed, examples of commodity pools that, in addition to futures and options on futures, use forwards, swaps and other over-the counter derivatives that derive their value from commodities (whether or not such commodities also serve presently as the reference asset for an exchange-traded future) are so numerous and common that an exhaustive list would be too long to include in this letter.  A few examples of commodity pools that use such instruments and with which the Staff is familiar include: The Frontier Fund (Registration No. 333-164629); Grant Park Futures Fund Limited Partnership (Registration No. 333-153862); United States Oil Fund, L.P. (Registration No. 333-157823); United States Natural Gas Fund, L.P. (Registration No. 333-159772); various series of ProShares Trust II (Registration No. 333-156888).

While all derivatives, including exchange-traded futures and options on futures, when held in the portfolio of a registered investment company, may be viewed as securities for certain limited purposes under the 1940 Act (such as the capital structure limitations and leverage limitations set forth in Section 18 of the 1940 Act), their inclusion in the portfolio of a commodity pool that is excluded from the 1940 Act by reason of Section 3(b)(1) does not disturb the Section 3(b)(1) exclusion or the analysis of the Registrant under the Peavey No-Action Letters.

Ms. Sonia Gupta Barros
August 27, 2010

Other Peavey Criteria

In addition to expected sources of profit and sources of exposure to risk of loss, the Peavey No-Action Letters require one to consider the issuer’s historical development, public representations of policy and the activities of those charged with its management.

Historical Development.  The development of the Registrant points clearly to its intention to be a commodity pool, not an investment company.  In fact, the entire purpose of the Registrant’s development has been precisely that the Registrant should operate as a commodity pool which is not also an “investment company” for regulatory purposes.  For example, the Millburn Ridgefield Corporation (the “General Partner”), the Registrant’s general partner is registered with the CFTC as the commodity pool operator of the Registrant.  The description of the Registrant’s business in its Registration Statement on Form 10 is consistent with that of a commodity pool and inconsistent with that of an investment company.  The Third Amended and Restated Limited Partnership Agreement of the Registrant (the “Limited Partnership Agreement”) specifically provides that the General Partner may amend the Limited Partnership Agreement without limited partner consent to prevent the Registrant from becoming subject to the Investment Company Act of 1940.  This factor clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Representations.  The Registrant is represented to be a commodity pool, and the use of Registrant funds for futures margin and derivatives collateral, as described in the Registrant’s Registration Statement on Form 10, is consistent with such representation.  This factor, too, clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Activities of Management.  The General Partner’s activities are entirely consistent with and support the conclusion that the Registrant is excluded pursuant to Section 3(b)(1) of the 1940 Act.  The General Partner establishes and closes futures and other derivative positions on a regular basis in implementing its futures and forwards trading strategy on behalf of the Registrant and devotes essentially none of its time to effecting transactions in investment securities on behalf of the Registrant.  This activity is consistent with acting as a commodity pool operator and commodity trading advisor, not with operating or advising an investment company.  This factor, too, clearly weighs in favor of the conclusion that the Registrant is not an investment company.

Ms. Sonia Gupta Barros
August 27, 2010

Conclusion

The Registrant clearly is within the exclusion from the definition of the term “investment company” set forth in Section 3(b)(1) of the 1940 Act, as interpreted by the Staff of the Division of Investment Management in the Peavey No-Action Letters.  A forward, swap or other derivative that derives its value from a reference asset that is a commodity is a commodity interest and is a natural instrument for inclusion in the portfolio of a commodity pool.  The use of these instruments by the Registrant does not alter the conclusion that the Registrant is excluded from the definition of the term “investment company” pursuant to Section 3(b)(1) of the 1940 Act.

Item 1:  Business

General Development of the Business, page 2

5.
We note your disclosure that the Partnership is one of a number of investors in the Master Fund.  Please revise your disclosure to quantify the Partnership’s investment in the Master Fund.  For example, disclose the Partnership’s percentage ownership of the Master Fund.  Please also disclose the number of other investors in the Master Fund and whether any of those investors are affiliates of the General Partner.

We have revised the disclosures on page 3 to state that as of June 30, 2010 the Registrant’s partnership percentage in the Millburn Multi-Markets Trading, L.P. (the “Master Fund”) was approximately 34.18%.  We have also revised the disclosures on page 3 to state that the Master Fund serves as a master fund for a non-U.S. investment vehicle managed by the General Partner and that it also permits direct investment by persons qualified to so invest, including qualified General Partner employees.  It is not clear to us how the number of investors in the Master Fund is relevant to a description of the Registrant and the development of its business or to an understanding of its financial position and we respectfully request the Staff to reconsider that aspect of the above comment.

6.
We note from your disclosure on page 4 that the General Partner is responsible for all aspects of the business and trading decisions of the fund.  Please expand your disclosure in this section to explain those responsibilities in greater detail.  Please be sure to include a description of the circumstances in which the General Partner would change or add a new trading advisor or would change the currently anticipated allocation of your assets to the Master Fund.  Please also disclose whether your investors retain any specific approval rights with respect to the General Partner’s activities.

We have revised the disclosure in the manner requested and specifically have provided that the General Partner is responsible for all trading activities of the Partnership as well as all administrative aspects of the Partnership, such as maintaining the Partnership’s books and records, ensuring compliance with law and preparing and distributing investor reports and tax information.  The activities are in some cases delegated to an affiliate of the General Partner or to a third party administrator.  We have further revised the disclosure to provide that the General Partner will not replace itself as the trading advisor to the Partnership or select additional trading advisors even if doing so would be beneficial to the Partnership or the Master Fund.  Finally, we have disclosed that, pursuant to the Third Amended and Restated Limited Partnership Agreement, the Limited Partners have no approval rights with respect to the General Partner’s activities.

Ms. Sonia Gupta Barros
August 27, 2010

Narrative Description of Business

(i) General, page 3

7.
We note your disclosure in this section that an important risk management function is the careful control of leverage or total portfolio exposure.  We also note your disclosure on page 20 that neither the Partnership nor the Master Fund engages in borrowing.  Please revise your disclosure in this section to explain what you mean by leverage and how it differs from borrowings.

We have revised the disclosure to clarify that although the Partnership and the Master Fund do not engage in borrowings, the Master Fund is able utilize a large amount of leverage because the amount of margin funds necessary to be deposited with a clearing broker in order to enter into a futures or forward contract position is typically a small percentage of the total value of the contract.  As a result, the Master Fund is able to hold positions with face values equal to several times the Master Fund’s net assets.

8.	Please revise to disclose the material terms of your limited partnership agreement, administrative services agreement and your brokerage agreements.

The material terms of the Limited Partnership Agreement necessary to convey an understanding of Registrant’s business, as called for in Item 101(h)(4) of Regulation S-K, are already included in Registrant’s response to Item 1 of Registrant’s Registration Statement on Form 10.  We do not believe that other terms, which may be deemed material and which are responsive to and are described in Registrant’s response to Form 10 Item 11, are responsive to Reg. S-K Item 101.  The terms of the administrative services agreement necessary to convey an understanding of Registrant’s business, as called for in Item 101(h)(4), are, at most, a description of services to be performed and the cost, or upper limit on cost, of such services, which we have now described in Item 1 at page 4.  The Registrant’s agreement with its clearing brokers are customary agreements of their type and are non-exclusive, immediately terminable ordinary course contracts for services that are available from any number of futures commission merchants, the material terms of which (other than the round turn futures commission rate already disclosed), we believe are not material to an understanding of Registrant’s business, as called for in Item 101(h)(4) of Regulation S-K.  We respectfully request the Staff to reconsider the bulk of this comment.

Ms. Sonia Gupta Barros
August 27, 2010

9.
In light of your disclosure in this section regarding the General Partner’s responsibility for the management and administration of all aspects of your business, please supplement your current disclosure to explain why the General Partner receives separate administrative fees when it is already compensated for services provided as your general partner and advisor.  Expand on your General Partner’s underlying responsibilities in each such capacity and how such responsibilities differ so investors may fully appreciate your fee structure.  Please provide similar disclosure to distinguish between the Management Fee (which appears to be derived from the fund’s net asset value at specified dates) and the Profit Share received by the General Partner.

As an initial matter, the General Partner does not receive compensation for services provided as general partner.  We have clarified that the General Partner receives both the Management Fee (an asset-based fee) and the Profit Share (a performance-based fee) in connection with its role as the Master Fund’s trading advisor.  The General Partner also receives the Administration Fee (an asset-based fee) as disclosed in the Form 10.  We have revised the disclosure to provide the administrative services provided by the General Partner (or one of its affiliates) include tax services, independent daily trade reconciliations and preparing and maintaining shadow accounts to serve as a check and balance on the services provided by the third-party administrator.

10.
We note that your General Partner, as trading advisor of the Master Fund, has significant latitude in setting and altering its investment strategy.  Please clarify whether the General Partner will notify investors of any such changes and, if so, how.

We have revised the disclosure to provide that that Limited Partners will be notified within 21 calendar days of any material changes in the General Partner’s trading methodology.

11.
Please explain in greater detail the “suite of risk management tools” utilized to assess the various items listed in this section, such as counterparty credit risk, market liquidity and targeted risk level.

We have expanded the disclosure to describe in greater detail the suite of risk management tools, including tools related to counterparty credit risk, market liquidity and targeted risk level.

Ms. Sonia Gupta Barros
August 27, 2010

12.	Refer to the fourth paragraph on page 4. Please explain what constitutes an “acceptable threshold” in determining whether to adjust a particular portfolio position.

We have revised the disclosure to explain the methodology used to determine an acceptable threshold for purposes of deciding whether to adjust a particular portfolio position.

13.
We note your assertion that markets tend to experience increasing volatility after a profitable trend has been “long underway.”  Please explain the basis for this statement.  Please also explain why you believe that the position-sizing model accurately signals the need for position reductions.

As is now disclosed in the Form 10, trends tend to become more volatile after a profitable trend has been long underway because trends occur as a result of repeated buying (or selling) of contracts in a market either by existing participants (increasing their exposure) or by additional participants who operate over different time horizons (e.g. active traders may change portfolio positions over hours-to-months time horizons, pension funds change over quarterly-to-annual time horizons, etc.).  The longer a trend persists, the more participants are likely to include (or increase) positions, and additional participants in the same direction in a market generally lead to demand/supply imbalances, which results in increased volatility.  The position-sizing model used by the General Partner adjusts positions automatically to maintain risk exposure at (or near) the targeted risk level described in the Form 10.  Increased risk (caused either by increased volatility, or increased price levels) results in automatically decreasing positions.

14.
We note your disclosure in this section regarding the General Partner’s exercise of discretion regarding when certain trades are executed, even though you describe the trading system as quantitative and systematic in nature.  Please clarify, if true, that there is a discretionary component to the program and, if applicable, elaborate on your advisor’s use of discretion and the interplay between the systematic and discretionary aspects of the Master Fund’s program.

We have clarified the disclosure to state that there is a discretionary element to the General Partner’s trading program.  We have explained that the trading systems employed by the General Partner generate signals alerting the traders of how much to buy or sell of each instrument.  In all but extreme market scenarios, the “discretion” refers to the precise timing of execution of signals generated by the General Partner’s models.  The traders generally do not have discretion as to whether or not to follow the signals, but they are given time-windows within which the execution must occur, and they attempt to time the orders to obtain the optimal prices within such windows.  The time windows depend on the type of model generating the signal — some are required to be executed within a few minutes and others have multi-hour time windows.

logo2]

Ms. Sonia Gupta Barros
August 27, 2010

(ii) Partnership Funds, page 5

15.
Please discuss the different sectors in which the Master Fund invests with greater specificity so that investors may have a better appreciation of the risk profile associated with each such investment type.

To the extent that the different market sectors in which the Registrant trades truly have different risk profiles that could possibly be meaningful to or discernable by an investor in a speculative commodity pool pursuing a non-discretionary, systematic, primarily technical, primarily trend-following futures and forwards trading strategy, which we do not believe to be the case, the markets in which the Registrant may trade are identified with specificity on pages 6 and 7 of Registrant’s Form 10 under headings matching the market sectors to which the comment refers.  Moreover, pursuant to Comment 26, we have also disclosed the allocation by trading sector of the Master Fund’s assets, based on amounts committed as margin, as of the end of the most recent interim period and the end of the last fiscal year in Item 2 on page 21.  Accordingly, we believe the information requested is already provided.

 (iii) Charges, page 8

General

16.
With a view toward improved disclosure, please supplement your disclosure in this section to include a fee table illustrating all charges attributable to the fund.  Include in such expanded disclosure, a brief explanation of all such fees and expenses, a discussion of reimbursements and adjustments and detailed disclosure regarding how fees are allocated between the different classes of unitholders.  Please also specifically quantify all miscellaneous charges/commissions/fees that may become payable (e.g. Seller’s Agent fees).  Please revise your disclosure to clarify whether there are any termination fees or other fees associated with terminating any of the arrangements described in this section.

As requested, we have added a fee table illustrating all the charges borne by Limited Partners.  We have also disclosed estimated amounts of all miscellaneous expenses that may become payable.  We have also clarified that redemption fees are payable in respect of Series A Units redeemed prior to the twelfth month-end following their issuance date.

17.	Please also tell us if NFA regulations require that you to include a breakeven analysis in tabular format.

NFA regulations are not applicable to this Registration Statement on Form 10.  See response to Comment 3 above.

18.
We note your disclosure on page 10 that Profit Share attributable to Series B and Series C equals 20% of any increase in aggregate Trading Profits attributable to Series A and Series B over the previous high point in such Trading Profits as of a date on which a Profit Share was paid with respect to Series B and Series C.  Please explain why the Series B/C Profit Share is attributable to Series A.

This was a typographical error which we thank you for bringing to our attention.  It has now been corrected.

Ms. Sonia Gupta Barros
August 27, 2010

Charges at the Partnership Level, page 8

19.
We note that the Master Fund, on behalf of the Partnership, is reimbursing the General Partner for expenses related to the Partnership’s organization and initial offering of Units.  Please tell us and disclose the amount incurred by the General Partner to date that will be reimbursed on behalf of the Partnership and the liability currently recorded within the Partnership’s financial statements.  In addition, please include disclosure in your critical accounting policies and elsewhere in your document addressing your accounting for organization and offering costs.  Refer to FASB ASC 946-20-35-5.

The total amount of the Partnership’s organization and initial offering costs advanced by the General Partner was $191,967.  As of June 30, 2010, $7,301 was payable by the Master Fund to the General Partner as reimbursement for such costs.  These amounts have also been disclosed in the Form 10.  Moreover, we have added a paragraph in the section of the Form 10 describing critical accounting policies related to the treatment of organizational and initial offering costs.

Administrative Fee, page 10

20.
We refer to your disclosure in this section regarding the monthly Administration Fee paid to the General Partner calculated as a percentage of the month-end net asset value of the master fund equal to 0.05% per annum of the master fund’s average net assets.  Please revise your disclosure to clarify if this fee is paid in addition to the variable fee that you describe later in this section.  Please also revise your disclosure to clarify if this fee is paid even when there is a third-party administrator providing services.

We have revised the Form 10 to further clarify that the 0.05% Administration Fee is not paid in addition to the variable fee described in the same section.  The 0.05% Administration Fee is charged when a third-party administrator has been engaged.  When no third party administrator has been engaged, the General Partner receives the variable fee described later in the section and is not charged the 0.05% Administration Fee.  We have revised the Form 10 to clarify this fee.

Ms. Sonia Gupta Barros
August 27, 2010

Expenses, page 10

21.
We note that the General Partner will receive a variable monthly administration fee as a percentage of the month-end net asset value.  In light of this disclosure, please provide a more detailed explanation of other “ordinary ‘operating and administrative’ expenses” that the fund will be responsible to cover.  Please also explain why these fees are separate from the administrative fee.  Please also tell us whether the master fund is responsible for a pro rata portion of any fees paid to the independent third party administrator.

We have revised the disclosure to state that the Partnership will be responsible for all “actual” operating and administrative expenses to distinguish it from the asset-based fee charged by the General Partner in respect of the administrative services it provides.  These fees are separate from the Administrative Fee because they relate to actual costs paid to persons not affiliated with the General Partner (for example, taxes, regulatory fees, interest charges, custody, legal, accounting, audit and tax services; registration and filing fees; and the cost of the ongoing offering of Units).  The Master Fund incurs all expenses charged by a third party administrator and such costs are then allocated pro rata among the investors in the Master Fund, including the Partnership.

Net Assets, page 11

22.	Please disclose whether the net asset value will be disseminated to investors and, if so, by what means and with what frequency.

We direct the Staff’s attention to sub-heading “Reporting” on page 19.

23.
Please tell us whether the General Partner will be solely responsible for assessing forward contract transactions, and, if so, please disclose whether the General Partner has any previous experience in evaluating the creditworthiness of forward contract transaction counterparties.  Please also revise to explain what you mean by “straight-line interpolation” in evaluating the fair value of open forward currency contracts.

The General Partner (or affiliates of the General Partner) will be solely responsible for assessing forward contract transactions.  We have revised the Form 10 to provide that the principals of the General Partner have over 20 years of experience in evaluating the creditworthiness of forward contract transactions.  We have also revised the Form 10 to provide a more detailed explanation of straight-line interpolation.

Ms. Sonia Gupta Barros
August 27, 2010

(iv) Conflicts of Interest, page 12

24.
We note your disclosure in this section regarding accounts managed by the General Partner other than the master fund.  Please revise to specifically identify any other accounts currently managed by your General Partner with the same or similar trading programs.  Please also describe the General Partner’s process for resolving conflicts and allocating assets to the various funds.  Please disclose any recent conflicts and how they were resolved.

We have revised the disclosures on page [  ] to state that, in addition to the Master Fund, the General Partner manages two accounts for persons unaffiliated with the General Partner pursuant to the same trading program as is implemented on behalf of the Registrant.  The General Partner allocates filled trades across all accounts managed by the General Partner that are participating in the particular trades, whether managed pursuant to the same trading program as is implemented on behalf of the Registrant or otherwise, pursuant to an objective, non-discriminatory allocation methodology as required by both NFA and CFTC rule.

Supplementally, we advise the Staff that the General Partner has not had to resolve conflicts of interest with respect to the Master Fund and trade allocations, beyond implementing its trade allocation methodology, as the methodology employed for allocating trades is non-discretionary.

25.
We note your disclosure on page 28 that the units are being sold through the General Partner.  Please expand your disclosure to describe the General Partner’s conflict of interest between facilitating the ongoing offering and managing the activities of the Master Fund.

We have revised the Form 10 to include the following conflict of interest disclosure: “The General Partner, while not required to allocate any specific time to the Partnership and the Master Fund devotes as much of its time and effort to the affairs of the Partnership and the Master Fund as may, in its judgment, be necessary to discharge its duties as general partner of the Partner and the Master Fund.  The General Partner may have a conflicts of interest in allocating its time and activity between facilitating the ongoing offering of the Units and the trading activities of the Master Fund.  Similarly, the General Partner has a conflict of interest in allocating it time between the trading activities of the Master Fund and the trading activities of other accounts that it manages.”

Item 2:  Financial Information, page 16

26.	Please disclose the allocation by sector of your total assets as of the end of the most recent interim period and the end of the last fiscal year.

Ms. Sonia Gupta Barros
August 27, 2010

We have now disclosed the allocation by trading sector of the Master Fund’s assets, based on amounts committed as margin, as of the end of the most recent interim period and the end of the last fiscal year.

27.
Please disclose whether the Master Fund has been subject to margin calls in the most two recent fiscal years and current interim period.  If so, quantify the amount of such margin calls.  If historical margin requirements have been higher than the expected range of 5 to 35%, please revise your disclosure to explain why.

The Master Fund’s operations are such that it does not have credit lines and is required to post margin for all of its futures and forward currency positions.  Accordingly the Master Fund experiences margin calls as part of its normal daily operations in the form of “initial margin” and variation margin.”  The “initial margin” is established by the futures brokers and banks at a level that will give such counterparty a very high probability (e.g. generally greater than 99%) that in most cases the position will not have a loss on any given day that would be greater than the “initial margin” amount.  The counterparties will periodically increase or decrease the “initial margin” requirements when the risk in a particular market changes (e.g. higher volatility may require in increase in the “initial margin”).  In addition to the “initial margin,” at the close of each trading day “variation margin,” representing the unrealized gain or loss on the open positions, is either credited to or debited from the Master Fund’s account.  If “variation margin” payments cause the Master Fund’s “initial margin” to fall below “maintenance margin” levels, a “margin call” is made, requiring the Master Fund to deposit additional margin or have its position closed out.  During the most two recent fiscal years and current interim period, the Master Fund has been subject to “initial margin” requirements ranging between 5% and 35% of the net assets of the Master Fund.  In addition, in the normal course of the Master Fund’s daily operations, it has received and made “variation margin” payments and has never failed to satisfy the banks or brokers initial or variation margin requirements.  As a result, the Master Fund has never had a position involuntarily closed out.

The Master Fund’s margin requirements are in contrast to entities that have lines of credit and generally do not have to post margin unless there is a margin call by the broker or bank.  The distinction is important because the arrangement whereby a firm is trading using credit lines could result in such a firm taking on leverage significantly greater than would be prudent.  Historically, there have been firms that did not have the capital to meet such margin calls and had positions closed out as a result.  Because the Master Fund does not operate using credit lines, and the margin requirements have not been higher than the already disclosed range of 5% to 35%, we do not believe that the additional disclosure is necessary.

Ms. Sonia Gupta Barros
August 27, 2010

Item 5:  Directors and Executive Officers

(a) and (b) Identification of Directors and Executive Officers, page 23

28.
Please revise to provide the disclosure required by Item 401 of Regulation S-K for the executive officers and directors of the General Partner.  In particular, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Refer to Item 401(e) of Regulation S-K.  Also, refer to the definitions of “director” and “executive officer” in Rule 405 of the Securities Act.

Regulation S-K 401(e) contains the requirement that “for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. . .. .”  Accordingly, we understand the Staff, especially in light of the Staff’s reference to Rule 405 definitions and the references therein to functional similarity, to be viewing directors of the General Partner as directors of the Registrant and not seeking any disclosures as to the qualifications of the General Partner’s directors to serve as directors of the General Partner, the General Partner not being a registrant and thus no such disclosure being demanded by Item 401(e).

As disclosed in Registrant’s Form 10, Registrant does not have any directors and is managed by the General Partner in its capacity as the general partner of a limited partnership.  Neither the directors of the General Partner nor any employee of the General Partner serves the Registrant in a capacity that is functionally similar to the role of director of a typical operating entity or investment vehicle with a corporate governance structure.  It is, in fact, the General Partner, itself a jural person, that serves that role on behalf of the Registrant, and the natural person employees of the General Partner effecting the decisions of the General Partner on behalf of the Registrant do so as agents of the General Partner, not agents of the Registrant, and their authority to so act flows from the General Partner, not the Registrant.  For example, under Registrant’s Limited Partnership Agreement, the Limited Partners may remove the General Partner as general partner but have no authority to dictate which employees of the General Partner represent the General Partner when acting as general partner of Registrant and certainly have no authority to dictate who manages the General Partner.

The persons making policy and management decisions for the General Partner are its shareholders as a group — Messrs. Beker, Buckbinder, Crapple, Fitzsimmions, Goodman, Newton and Smith — and the important policy goals articulated in the Proxy Disclosure Enhancement Rule of providing investors with more meaningful disclosure to help them in their proxy voting decisions and to help them determine whether a particular director and the entire board composition is an appropriate choice for a given company is not furthered by falsely suggesting that the General Partner’s shareholders have been nominated or chosen by anyone to serve as directors of Registrant.  That they might be deemed to so serve is an accident of the governance structure of the General Partner and the governance structure of a passive investment vehicle formed as a limited partnership with no officers or employees in the traditional sense.  As disclosed in Item 8, the General Partner is a promoter of Registrant, and, as disclosed in Item 1, Registrant was organized to be managed by the General Partner.

Nevertheless, although we believe, for the reasons set forth above, that the referenced language from Item 401(e) is not applicable to Registrant, in light of Registrant’s governance structure, in response to the Staff’s comment, we are adding the following statement to Item 5 of Registrant’s Form 10:

“The shareholders of the General Partner constitute the Executive Committee of the General Partner, and, acting as a committee, set policy and make management decisions for the General Partner, including policy and management decisions affecting the Partnership when the General Partner is acting in its capacity as general partner of the Partnership.  The members of the General Partner’s Executive Committee are Messrs. Beker, Buckbinder, Crapple, Fitzsimmions, Goodman, Newton and Smith.

Among the management skills and attributes common to all members of the Executive Committee are their ability to exercise sound business judgment in the performance of their duties and obligations to the General Partner and its clients, to review critically, evaluate, question and discuss information provided to them regarding the commodity accounts and pools operated by the General Partner, including the Partnership, and their businesses and operations, and to interact effectively with the professional staff of the General Partner, including those responsible for the ongoing development of the General Partner’s trading methodologies and their implementation on behalf of accounts managed by the General Partner, including the Master Fund’s, as well as with third-party service providers, including administrators and independent registered public accounting firms.  An Executive Committee member’s ability to perform his duties effectively may have been attained through his educational background or professional training, prior business experience within the managed futures or other investment management industries, including service industries serving the managed futures and investment management industries, academic positions held, experience from service as a board or committee member of investment industry organizations, including self-regulatory organizations, and/or other life experiences, including years spent working together on behalf of the General Partner and its clients.  Set forth below is a brief discussion of the business experience and qualifications of the General Partner’s Executive Committee members as well as those of the General Partner’s principal accounting officer and general counsel.”

29.
We note your disclosure in this section that you have no employees.  We further note your disclosure in the Conflicts of Interest section above that your General Partner may serve in similar capacity on behalf of other “accounts.”  Please revise to provide an estimate of how much time you believe that the officers of your General Partner will devote to your business.

The General Partner is not under any obligation to devote any particular amount of its business time (or the business time of its officers and other employees) to the business of the Registrant or the Master Fund.  It is impractical to attempt to estimate the amount of time the General Partner or its officers will devote to the business of any one account of the General Partner as the time and attention that may be required by any one account may vary widely over time.  In response to the Staff’s comment we have added the following disclosure which we are hopeful addresses the Staff’s concerns:

“The General Partner is not required to allocate any specific time to the business of the Partnership and the Master Fund but devotes as much of its time and effort, acting through its officers and employees, to the affairs of the Partnership and the Master Fund as may, in its judgment, be necessary to discharge its duties as commodity pool operator and general partner of the Partnership and the Master Fund.”

(g) Promoters and Control Persons, page 27

30.
We note that you were organized in September 2008.  Please tell us whether you consider your General Partner to be a promoter.  If applicable, please also provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters.  Refer to Item 404(c) of Regulation S-K.

Ms. Sonia Gupta Barros
August 27, 2010

We have revised the disclosures on this point to state: “The General Partner, as the organizer of the Partnership, is a promoter within the meaning of 1(i) of the definition of “promoter” set forth in Regulation 12b-2 of the Securities Exchange Act of 1934.  The General Partner has not received, and is not entitled to receive, anything of value from the Partnership in connection therewith other than reimbursement of up to the full amount of its out of pocket expenses of $191,967.”

Item 9:  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 27

31.	Please disclose the amount of units that could be sold pursuant to Rule 144. See Item 201(a)(ii) of Regulation S-K.

The Registrant’s units are restricted securities and, in theory, all of them (there is no limit on the amount that may be issued) could be sold pursuant to Rule 144.  However, given the monthly redemption feature of the Registrant, 144 sales are not a practical means by which an investor in the Registrant might realize upon its investment.  Moreover, the units are subject to contractual limitations on transfer including a requirement that the General Partner consent to any transfer, and, if consent is not granted, the limitation that a transferee is entitled to only the monthly redemption date net asset value of the units transferred and the right to redeem; such transferee is not entitled to be admitted as a limited partner of the Registrant and thus not entitled to vote on any matter on which limited partners are entitled to vote (such as certain amendments to the Limited Partnership Agreement).  Further, the partnership is a “net asset value entity” and the value of its units is determined on the basis of the fluctuating values of the assets held by the Registrant and thus the monthly redemption date net asset value of the Registrant’s units cannot be known (or projected) until the month-end redemption date.  Thus there is no ready means to price the units for a 144 sale, and a sale above (or below) the redemption date redemption value would not represent a rational economic transaction nor would any such sale imply anything about the value of the Registrant itself, as might, for example, the sale of common equity of a privately held manufacturing company imply something about the value of such company.  We believe it would be misleading to imply that 144 sales of the Registrant’s units are a practical or realistic possibility and, accordingly, respectfully request the Staff to reconsider the necessity of the requested disclosure.

Item 10:  Recent Sales of Unregistered Securities, page 28

32.
We note from your disclosure that the Units are currently being offered privately on a continuous basis under Rule 506 of Regulation D.  Please explain how your offering and the filing of the Form 10 is consistent with Section 5 of the Securities Act and the prohibition on general solicitation under Rule 502(c).

Ms. Sonia Gupta Barros
August 27, 2010

The issue concerning whether filing reports pursuant to the 1934 Act constitutes “holding oneself out to the public” as an investment adviser or a “public offering” of a fund is one which has been on the minds of private fund lawyers for a long time.  In the present instance, only the latter question is relevant, as no securities-related advice is being given.  The view of the Bar has generally been that “holding out to the public” is a stricter standard than making a public offering, as a wider range of “publicity” could be deemed to be holding oneself out to the public as being in the business of providing securities-related advice, than could credibly be deemed to constitute making a public offering of securities.  Be that distinction as it may, the view taken by numerous firms is that filing 1934 Act reports does not constitute making a public offering, because: (a) these reports (unlike a prospectus under the Securities Act of 1933 (the “1933 Act”)) are not delivered in the context of an offering of securities; and (b) are required by law.

The prohibitions of Rule 502(c) under the 1933 Act are that securities not be offered publicly.  Outside of the context of offering securities, 502(c) does not apply.  A good example of this distinction relates to prospective employee presentations by private fund managers.  When soliciting new hires, these managers are free to make disclosures which their lawyers would never think of tolerating in such managers’ offering materials, because the context has nothing to do with the offering of securities.  The Form 10 provides the information required of 1934 Act registrants.  Not only is the Form 10 not used, but it could not be used, to market units in the Registrant because the Form 10 does not comply with applicable CFTC regulations or NFA rules, nor has the Form 10 been filed, nor will it be filed, for review by the CFTC or NFA.

We emphasize that the Registrant, in marketing its units, follows all of the requirements of 502(c).  Only prospective investors with “pre-existing substantive relationships” with the General Partner or an engaged selling agent, being a registered broker-dealer with private placement procedures in place, are or will be solicited.  It is the General Partner’s responsibility to ensure that the Registrant is offered privately.  What is at issue is solely the question of whether filing 1934 Act reports per se precludes making a private offering.  In this regard, we wish to point out that not only do a very large number of public companies routinely make private offerings of their securities while also filing 1934 Act reports, but also that there are a substantial number of private funds which are registered under the 1934 Act.  If one were to take the position that filing 1934 Act reports precludes making a private offering, the consequences to the capital markets would be dramatic, and significant recent precedent in the area of private funds being registered under the 1934 Act, reversed.  We understand, of course, that the Staff’s position is likely not any such per se conclusion but rather that the Form 10 is an indirect means of publicly marketing the Registrant.  We understand that this is a question of fact on which the Staff will not provide the General Partner with any comfort.  However, we can assure you that we have reviewed these matters with the General Partner, and that the General Partner is confident that the Registrant’s units are being and will continue to be offered privately.

Ms. Sonia Gupta Barros
August 27, 2010

The Staff may be interested to know that there were once a number of firms that took the position that a private fund could not file a Form D as that constituted impermissible publicity.  That view, if still held by any firms, is vastly in the minority.  In our view the same analysis should apply to the filing of a Form 10 and subsequent 1934 Act reports; in fact, even more so as the Form 10 and the 1934 Act reports are required, whereas a Form D is voluntary (Regulation D not being an exclusive safe-harbor) and, moreover, directly announces the offering of a security.

33.	Please disclose the net asset value per unit for each closing date.

We have reviewed Reg. S-K 701(a) and 701(c) and it appears to us that the Registrant has provided the required information.  Reg. S-K 701(c) expresses consideration in terms of aggregate, not per share or per unit, offering price.  If we have misinterpreted the rule, however, we would be grateful for guidance from the Staff.  If we have not, we respectfully request the Staff to reconsider this comment.

Millburn Multi-Markets Fund L.P.

Statement of Operations for the three months ended March 31, 2010, page 34

34.
Please amend your filing to present Net investment loss allocated from Master Fund before Net realized and unrealized gains allocated from Master Fund.  Please amend to make similar changes to your statement of operations for the period from August 1, 2009 (commencement of operations) to December 31, 2009.  Refer to Rule 6-07 of Regulation S-X and FASB Accounting Standards Codification (“ASC”) 946-225-45.

We do not believe a change to the statement of operations is necessary.  FASB ASC 946-225-45-11 states that the statement of operations of a feeder fund will report separately its allocated share of net investment income (loss) from the master fund.  In addition, FASB ASC 946-225-45-12 states that the statement of operations of a feeder fund will report separately its allocated share of the master fund’s realized and unrealized gains and losses.  The FASB guidance referenced in Comment 34 does not appear to specifically state that net investment income (loss) should be presented before net unrealized gains (losses) allocated from the master fund.  As a result, the Partnership’s audited 2009 financial statements have not been re-issued to address this comment.  However, we have accommodated the Staff’s request beginning with the period ended June 30, 2010 and will continue to present the Partnership’s statement of operations in this manner in the future.  We note the Staff has also referred to Rule 6-07 of Regulation S-X.  This reference appears to be incorrect as Article 6 of Regulation S-X applies to registered investment companies.  The Partnership is not a registered investment company and, as a result, is subject to the reporting regime of Article 3/Article 8 of Regulation S-X.

Ms. Sonia Gupta Barros
August 27, 2010

Statement of Financial Highlights, page 36

35.	Please amend your filing to make conforming changes to your statements of financial highlights to reflect the changes requested to your statements of operations.

Please see our response to Comment 34.  We have made confirming changes to the Partnership’s statement of operations beginning with the period ended June 30, 2010 and will continue to present the Partnership’s statement of financial highlights in this manner in the future.

Millburn Multi-Markets Trading L.P.

Statements of Financial Highlights, page 58

36.	As the Master Fund is a limited partnership, please amend to include the portfolio turnover rate. Refer to FASB ASC 946-205-50-29.

FASB ASC 946-205-50-29 states that the financial highlights of the master fund will include, among other items, portfolio turnover rate.  However, the Audit & Accounting Guide – Investment Companies (2008 edition), section 5.45 references footnote 3, which then references footnote 1.  Footnote 1 states that portfolio turnover rate is required for registered investment companies only.  As the master fund is not a registered investment company, portfolio turnover rate does not appear to be required to be included in the statements of financial highlights.

Notes to the Financial Statements

General

37.
We note the Partnership is one of a number of investors in the Master Fund.  Please disclose the total amount invested by each respective Partnership in the Master Fund or tell us why such disclosure is not warranted.

The Audit & Accounting Guide – Investment Companies (2008 edition), section 5.42 states that a feeder fund should include (i) a general description of the master/feeder structure; (ii) the feeder fund’s percentage ownership share of the master fund at the reporting date; and (iii) a reference to the financial statements of the master fund, including the schedule of investments.  These items are all currently in the Partnership’s financial statements.

The FASB guidance (in section 5.42 or elsewhere) does not appear to require similar disclosure at the master fund level and, as a result, additional disclosure is not warranted in the notes to the financial statements of the Master Fund.

Ms. Sonia Gupta Barros
August 27, 2010

Item 15:  Financial Statements and Exhibits, page 115

38.	Please tell us why you have not filed your administrative services agreement and your broker agreements as exhibits to your Form 10, pursuant to Item 601(b)(10) of Regulation S-K.

The administrative services agreement is a customary agreement of its type and is a terminable, ordinary course contract for services that are available from any number of fund administrators and the Registrant’s business is not substantially dependent on Registrant’s (or the General Partner’s) relationship with the administrator or the provision of services by the administrator; in fact, the fee structure of the Registrant contemplates the General Partner providing administrative services in the absence of a third-party administrator.  Similarly, the brokerage agreements are customary agreements of their type, are non-exclusive, terminable, ordinary course contracts for services that are available from any number of futures commission merchants and the Registrant’s business is not substantially dependent on Registrant’s (or the General Partner’s) relationships with the brokers or the provision of services by any particular broker.

Thank you very much for your time and attention to this filing.  If you have any questions, please do not hesitate to contact me at (312) 853-4167 or James Biery at (312) 853-7557.

Very truly yours,

/s/ Daniel F. Spies